                                                             PROSPECTUS PURSUANT
                                                             TO RULE 424(B)(1)
                                                             FILE NO. 333-43589


                       AMERICAN ACCESS TECHNOLOGIES, INC.

                        1,030,000 SHARES OF COMMON STOCK

            630,000 WARRANTS EXPIRING FEBRUARY 11, 2000 TO PURCHASE
                         630,000 SHARES OF COMMON STOCK

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. See "Risk Factors" beginning on page 5 for a discussion of certain risk factors that should be considered by prospective investors of the securities offered hereby.

         The security holders named under "Plan of Distribution - Selling Security Holders" have advised the Company that they may from time to time sell or otherwise dispose of Warrants to purchase Common Stock of the Company or shares of the Common Stock to which this Prospectus relates (of which 630,000 shares are issuable upon exercise of the Warrants) at prices then prevailing in the over-the-counter market or otherwise at prices then obtainable. The Company will not receive any of the proceeds from the sale of Common Stock or Warrants by such security holders other than amounts received upon exercise of the Warrants in accordance with their terms (see "Description of Securities - Warrants" elsewhere in this Prospectus). Such security holders, and any securities dealers or brokers to or through which they effect sales of the above shares of Common Stock or Warrants, may be deemed to be underwriters with respect to such securities within the meaning of the Securities Act of 1933, and any profits realized by such persons may be deemed to be underwriting commissions. The exercise price of the Warrants is $8.00 per share. If all of the Warrants are exercised in full the Company would receive proceeds of $5,040,000. The Warrants expire on February 11, 2000.

         The Company is not aware of any public market for the Warrants of the Company.

         The Company's Common Stock is quoted on the OTC Electronic Bulletin Board under the symbol AATK. On May 15, 1998, the closing bid quotation for the Common Stock on the OTC Electronic Bulletin Board was $7.00.

         Costs and expenses in connection with the registration of the securities offered hereby, estimated at $27,061, are to be borne by the Company. Brokers' commissions, taxes and other selling expenses are to be borne by the selling security holders and are not expected to exceed normal selling expenses for sales in the over-the-counter market.

                  THE DATE OF THIS PROSPECTUS IS MAY 15, 1998.

THE COMPANY INTENDS TO FURNISH ITS SHAREHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS CERTIFIED BY ITS INDEPENDENT PUBLIC ACCOUNTANTS AND QUARTERLY REPORTS CONTAINING UNAUDITED FINANCIAL STATEMENTS FOR EACH OF THE FIRST THREE QUARTERS OF EACH FISCAL YEAR.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by reference to the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                             SECURITIES REGISTERED

Shares of Common Stock which may be offered by the
  Selling Security Holders.............................................1,030,000

Warrants which may be offered by the Selling Security Holders............630,000

Shares of Common Stock to be outstanding assuming all shares to which this Prospectus relates are sold...............................3,600,000

                                    BUSINESS

         The Company is a development stage Florida corporation which was incorporated on October 21, 1996 to develop, design and manufacture products for the telecommunications industry. The Company's first product, a zone cabling termination cabinet, to facilitate the laying of cable for telecommunications systems, specifically designed for the telecommunications cabling approach known as "Zone Cabling", introduced in January 1997. The Company's independent certified public accountants have included an explanatory paragraph in their report on the Company's financial statements to express substantial doubt as to the Company's ability to continue as a going concern.

         The telecommunications industry in general is one that is continually and rapidly expanding. Trends toward increased high speed data systems, corporate networking and desktop personal computing, have created the need for higher speed cabling, new ways to connect cabling and higher speed switching.

         The Company's Zone Cabling Termination Cabinet ("ZCTC") was introduced to the telecommunications industry in January 1997. This product acts as a mini-telephone closet that fits into the ceiling the grid system and is supported to the building structure by threaded rods, disguising its appearance and providing a high degree of concealment, esthetic appearance as well as security. The cabinet's design allows the mounting of telecommunications apparatus on a removable equipment mounting plate located on the enclosure access door. The product acts as a consolidation, distribution and termination point for the system, as well as a multi-user outlet. Use of the ZCTC in conjunction with "Zone Cabling" facilitates installation and moves, adds and changes.

         The Company outsources its entire product prototyping, production, manufacturing, assembly and packaging operations to a singe independent supplier.

         The Company's goal is to become a leading supplier of structured telecommunications cabling system components. The Company's offices are located at 238 N. Westmonte Drive, Suite 210, Altamonte Springs, FL 32714. Its telephone number is (407) 865-7696.

                                   DIVIDENDS

         The Company has not paid any cash dividends and does not expect to pay cash dividends in the foreseeable future.

                         SUMMARY FINANCIAL INFORMATION

         The summary financial data set forth below is derived from and should be read in conjunction with the financial statement, including the notes thereto, appearing elsewhere in this Prospectus.

Statement of Operations Data:

                                                              Year Ended
                                                              December 31
                                                         -----------------------
                                                         1997              1996
                                                         ----              ----
Revenues                                                  231,622         --
Loss from continuing operations                          (426,455)      (66,248)
Income from discontinued operations                         --            4,606
Net (loss)                                               (426,455)      (61,642)
Net (loss) per common share                                  (.14)         (.02)
Weighted average number of shares                       3,083,000     2,850,000

Balance Sheet Data:

                                                               December 31, 1997
                                                      --------------------------------------
                                                                    Actual
                                                                   --------
Working capital                                                    $378,299
Total assets                                                        540,582
Total liabilities                                                   100,825

Stockholders' equity                                                439,757

--------------------

                                  RISK FACTORS

         The Securities offered herein involve a high degree of risk. Accordingly, before deciding to purchase, investors should carefully consider the following risk factors along with the other matters discussed herein.

         LOSSES INCURRED DURING START-UP OF OPERATIONS; MODIFIED ACCOUNTANT'S REPORT. The Company began its business described herein in October 1996 and has recently introduced its first product. As with many start-up company's, expenses are currently in excess of revenues as the Company continues to invest its resources into continuing product development and marketing. Since inception through December 31, 1997, the Company has a cumulative loss of $488,097. There was a net loss of $426,455 for the fiscal year ended December 31, 1997 and a net loss of $61,642 for the fiscal year ended December 31, 1996.

         As of December 31, 1997, the Company had working capital of $378,299. Although the Company's working capital requirements for the next 12 months will be substantially dependent upon sales activities, the Company's internal projections call for working capital requirements of approximately $692,000 for such period. Accordingly, the Company is subject to the risks of any new business and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties and complications of a new business and the highly competitive environment in which the Company operates. There can be no assurance that the Company will be able to achieve and sustain profitable operations in the future. The Company's independent certified public accountants have included an explanatory paragraph in their report on the Company's financial statements to express substantial doubt as to the Company's ability to continue as a going concern. See "Financial Statements" contained herein.
         NEED FOR ADDITIONAL FUNDS. The Company will require substantial additional funding to further develop its products, marketing and operations. Although the Company believes that such funds will become available from sources including cash flow from its operations, bank loans, factoring or sale of additional securities, including exercise of the Warrants herein, it has not formulated any specific plan for raising additional funds, including sale of additional equity securities, as of the date of this Prospectus. There can be no assurance that such additional funds would be available when needed or that they would be available on attractive terms or that raising additional funds would not result in substantial reduction in the value of the Company's shares.

         NO ASSURANCE OF COMMERCIAL SUCCESS; UNCERTAINTY OF MARKET ACCEPTANCE. The Company's products compete in the highly competitive market for telecommunications products. The Company's prospects for success will therefore depend on its ability to successfully market its products to distributors who may be inhibited from doing business with the Company because of their commitment to other products. As a result, demand and market acceptance for the Company's produces is subject to a high level of uncertainty. The Company currently has limited financial, personnel and other resources to undertake the extensive activities that will be necessary to produce and market its products. There is no assurance that the Company will be able to formalize expanded marketing arrangements or that its marketing efforts will result in substantial additional revenues. See "Business".

         DEPENDENCE UPON KEY MANAGEMENT. The Company is dependent upon the members of management set forth herein. Accordingly, the Company will be adversely affected if the services of such persons ceased to be available to the Company.

         COMPETITION; PRODUCT OBSOLESCENCE. The markets for the technology and products developed by the Company are characterized by rapid changes and evolving industry standards often resulting in product obsolescence or short product life cycles. As a result, certain companies may be developing technologies or products of which the Company is unaware which may be functionally similar, or superior, to some or all of those being developed by the Company. These companies may have substantially greater financial, technical, personnel and other resources than the Company and may have established reputations for success in developing and sales of their products. The ability of the Company to compete will depend on its ability to continually enhance and improve such products and technology, to adapt its products to be compatible with specific products manufactured by others, and to successfully develop and market new products and technology. There is no assurance that the Company will be able to compete successfully, that its competitors or future competitors will not develop technologies or products that render the

Company's products and technology obsolete or less marketable or that the Company will be able to successfully enhance its products or technology or adapt them satisfactorily.

         PROTECTION OF PROPRIETARY INFORMATION. The Company has applied for a patent on its Zone Cabling product. There is no assurance that any patents will be obtained. If obtained, there is no assurance that any patents will afford the Company commercially significant protection of its technologies or that the Company will have adequate resources to enforce its patents. The Company also intends to seek foreign patent protection. With respect to foreign patents, the laws of other countries may differ significantly from those of the United States as to the patentability of the Company's products or technology. Moreover, the degree of protection afforded by foreign patents may be different from that in the United States. Patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it will be the first creator of inventions covered by any patent applications it makes or the first to file patent applications on such inventions.

         POTENTIAL LACK OF LIQUIDITY. The Company's common stock currently trades on the OTC Bulletin Board under the symbol: AATK. Stocks trading on the OTC Bulletin Board generally attract a smaller number of market makers and a less active public market and may be subject to significant volatility. Sales of substantial amounts of shares of the Company's common stock in the public market pursuant to exercise of the warrants herein and additional capital financing transactions which may be undertaken by the Company in the future could adversely affect the market price of the Company's common stock and the Company's ability to raise equity capital in the future and may make it more difficult for an investor to liquidate his investment in the Company.

         NO CASH DIVIDENDS. The Company has not paid, nor does it presently contemplate the payment of, any cash dividends on its Common Stock.

                                USE OF PROCEEDS

         No assurance can be given that any or all of the Warrants will be exercised. Accordingly, as far as can be determined as of the date of the Prospectus, the proceeds received by the Company upon any exercise of Warrants will be used for general corporate purposes and for working capital which may include payment of salaries, rent, research and development, purchase of inventory and marketing expenses. Such proceeds would aggregate $5,040,000 if all the Warrants were exercised in full.

                             MARKET FOR SECURITIES

         The Company's Common Stock is traded in the over-the-counter market and is included in the NASD Electronic Bulletin Board under the symbol AATK. Trading began on August 15, 1997.

         The following is the range of high and low bid prices for the Company's Common Stock for the periods indicated

                                    High              Low
                                    ----              ---
August 15, 1991 through
September 30, 1997                 $7.625            $ 2.50
October 1, 1997 through
December 31, 1997                  $12.00            $ 7.20
January 1, 1998 through
March 31, 1998                     $12.25            $11.00


         The above represents inter-dealer quotations which do not include retail mark-ups, markdowns, or commissions, and do not necessarily represent actual transactions.

         The approximate number of record holders of the Company's Common Stock as of May 15, 1998 was approximately 27.

                                RECENT FINANCING

         Since September 30, 1997, the Company issued 86,667 shares of its Common Stock to holders of outstanding Common Stock Purchase Warrants and received proceeds of $260,000.

                                DIVIDEND POLICY

         The Company has not paid any dividends on its Common Stock, and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of retaining earnings, if any, to finance the growth of the Company. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition, capital requirements and other factors.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         OVERVIEW

         The Company was formed in October 1996 to acquire the assets of Vic Murray and Associates, Inc. (VMA). The purchase of VMA was for the primary purpose of obtaining the pending patent for the Zone Cabling Termination Cabinet, the product which the Company has since developed and marketed.

         Shortly after the acquisition of VMA, the Company made a determination to discontinue the operations and business activities of VMA, which was a manufacturer's representative of various products. Accordingly, all of the operations of VMA have been reflected as discontinued operation in the accompanying statements of operations. The following discussion and analysis reviews the operations by the Company in 1995, 1996 and 1997. The 1995 and 1996 periods reflect the historical operations of VMA as discontinued operations, as described above. The operations of the Company with regard to the development and sale of these Zone Cabling Termination Cabinet are reflected in the historical operations for 1997. The following discussion and analysis should be read in conjunction with a discussion about risk factors and the consolidated financial statements of the Company, included elsewhere in this Prospectus.

         RESULTS OF OPERATIONS

         YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1996

         REVENUES

         The Company earned $231,622 in sales revenue during 1997. Revenue for 1996 was zero, because the Company did not commence sales of its Zoning Cabling Termination Cabinet until 1997. This represents an increase of 100%. All other revenues relating to the activities of VMA during 1996 are reflected in discontinued operations, net of costs and expenses.

         COSTS AND EXPENSES

         Management and consulting fees paid to officers/directors/stockholders consists of fees paid for the personal services rendered by these officers, who are also directors and stockholders of the Company. These increased 518% to $285,384 for 1997 as compared with $46,154 for 1996. The increase is due to a full year of fees paid and accrued to the officers of the company during 1997.

         Product development costs include research, development and legal costs associated with registering and maintaining the patent held by the Company for its product. Such costs increased 68% to $11,072 for 1997 as compared with $6,601 for 1996.

         Marketing expenses include costs associated with informing customers and potential customers about the product through means such as brochures, specification sheets and the Internet. These expenses increased 100% to $38,821 in 1997 as compared with $0 in 1996.

         General and administrative expenses include the general overhead costs of operating the Company, as well as marketing costs, such as trade shows and advertising. These expenses increased 2,004% to $258,888 in 1997 as compared with $12,301 in 1996.

         Interest expense represents the interest cost incurred on the debt outstanding during the first quarter of 1997 and the last quarter of 1996. This expense increased 103% to $2,424 as compared with $1,192 for 1996.

         INCOME FROM DISCONTINUED OPERATIONS

         Income from discontinued operations represents the net operating results of VMA. Such net income, which represents the net results of operations of VMA, totaled $4,606 for the year ended December 31, 1996. There were no results from VMA as of December 31, 1997 due to the cessation of operations in the prior year.

         YEAR ENDED DECEMBER 31, 1996 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1995 REVENUES


         Revenues for 1996 and 1995 were zero, because the Company did not commence sales of its Zoning Cabling Termination Cabinet until 1997. All other revenues relating to the activities of VMA are reflected in discontinued operations, net of costs and expenses.

         COSTS AND EXPENSES

         Management and consulting fees paid to officers/directors/stockholders consists of fees paid for the personal services rendered by these officers, who are also directors and stockholders of the Company. These costs amounted to $46,154 for 1996.

         Product development costs include research, development and legal costs associated with registering and maintaining the patent held by the Company for its product. Such costs totaled $6,601 for 1996.

         General and administrative expenses include the general overhead costs of operating the Company, as well as marketing cost, such as trade shows and advertising. These expenses totaled $12,301 in 1996.

         Interest expense represents the interest cost incurred in the debt outstanding during 1996. This expense amounted $1,192 for 1996.

         Costs and expenses for 1995 were zero, because all of the costs and expenses incurred by the Company have been presented in discontinued operations, and applied against the revenue generated from the discontinued operations of VMA.

         INCOME FROM DISCONTINUED OPERATIONS

         Income from discontinued operations represents the net operating results of VMA. Such net income, which represents the net results of operations of VMA, decreased $10,531 for the year ended December 31, 1996, as compared to the same period ended December 31, 1995. The decrease was attributable primarily to the cessation of operations.

         LIQUIDITY AND CAPITAL RESOURCES


         The Company required cash for operating activities of approximately $325,000 during the year ended December 31, 1997 and $21,000 during the year ended December 31, 1996. The use of cash in both periods is due primarily to Company expenditures for start up operations and promotion and distribution of its products.

         Cash used in investing activities, which includes patent development and acquisition of fixed assets, was approximately $43,000 for the year ended December 31, 1997 and $13,000 for the year ended December 31, 1996. This increase was due to purchases of office equipment and computers as well as expenses associated with protecting and making effective the Company's patent.

         The Company received $100,000, from a short-term note payable during the year ended December 31, 1996. This note was repaid in the first quarter of 1997. The Company completed a private placement of its stock which provided proceeds of approximately $848,000 to the Company. The Company was provided with cash from financing activities of approximately $749,000 for the year ended December 31, 1997 and $95,800 for the year ended December 31, 1996.

         The Company's operating and capital requirements in connection with its development and marketing activities have been and will continue to be significant. Based on its current plans, the Company anticipates that revenues earned as a result of distribution agreements executed as of the date of this filing, will be the primary source of funds for operating activities. The Company believes that revenues in addition to existing cash and cash equivalents remaining from proceeds of its private offering, will be sufficient to meet its capital and liquidity needs for the next 12 months. The Company also believes that cash required to fulfill purchase orders will be available through bank borrowings or factoring, if required. The Company's primary customers are substantial corporations with credit ratings that will support such credit arrangements.

         The Company is still in the development stage and, therefore, has generated little revenue to date. As reflected in the accompanying financial statements, the Company incurred net losses of approximately $426,000 in 1997 and $62,000 in 1996, and reflects a deficit accumulated during the development stage of approximately $493,000 as of December 31, 1997. This condition raises substantial doubt as to the ability of the Company to continue as a going concern. Management's plans with regard to this going concern matters include the following:
         1. The Company has arranged for marketing in association with manufacturers and distributors of telecommunication equipment as described herein under "Business - Marketing" which will enable the Company to obtain orders for its products with a minimal expenditure of the Company's resources.
         2. The Company has arranged for manufacture of its product by an outside supplier (see "Business - Marketing") in order to minimize the financial requirements necessary for production.
         3. The Company believes that it can acquire working capital through sale of additional securities (including exercise of the Warrants herein), or borrowing, including bank borrowing in view of the nature of its customer base. See, Risk Factors - Need for Additional Funds, Losses Incurred During Start-Up of Operations; Modified Accountant's Report and No Assurance of Commercial Success; Uncertainty of Market Acceptance.




                                    BUSINESS

         COMPANY BACKGROUND

         The Company's founder, Vic Murray, began working in the electrical, cable and industrial supply business in 1945. As a Manufacturer's Representative, he worked for such high profile companies as Graybar Electric Company and Florida Electric Supply. Mr. Murray opened Vic Murray & Associates as an independent manufacturer's representative in 1977 and such firm was incorporated as Vic Murray & Associates, Inc. (VMA). VMA developed agency relationships with electrical engineers, electrical contractors, municipalities, power companies and distribution companies throughout the State of Florida. The Company acquired VMA in exchange for Company common stock in 1996 and ceased its manufacturer's representative business in order to engage exclusively in the business described herein,

         As a direct result of the break-up of the AT&T monopoly, thousands of technology, service and equipment companies began to develop revolutionary telecommunications products and services.

         These companies could now fairly compete for business within the rapidly evolving multi-billion dollar telecommunications industry. Simultaneously, the computer industry evolved at a rapid pace as well. The telecommunications industry was forever changed and for the first time in this industry, a myriad of new business opportunities emerged.

         Richard Murray was directed to research and evaluate the industry to determine in which categories of supply and support they would specialize. The decision was made to focus on wire management for voice, data, fiber optic, CCTV and CATV applications. With the birth of new and revolutionary high speed telecommunications technology and equipment, wiring and wire management would become a critical part of the telecommunications industry.

         Along with other specialists throughout the United States, the Murray's quickly realized that designers of new buildings and renovations did not consider adequate spacing and design requirements in order to accommodate the telecommunications wiring. Although wire and wire management is a critical portion of telecommunications, in some cases, the design engineers actually had forgotten to include it in the project design. These engineering and industry oversights create significant and expensive changes in structure design resulting in the loss of usable or otherwise rentable spaces. Additionally, excessive future moves, adds and changes (MAC's), of personnel offices, telephones, data terminals and other cable termination points were generally given little consideration.

         BACKGROUND FOR PRODUCT DEVELOPMENT

         Until now, Wire Management Systems have not evolved as rapidly as the Telecommunications Industry as a whole. Industry leaders began to realize that with the advent of technologically advanced equipment, systems, new methods of conveyance (e.g. Fiber Optics) and the demand for connection to the "Information Super Highway", the established methods of wiring and wire management were outdated.

         Telecommunication wiring originates outside the building and is routed into the building through either an underground, direct buried or aerial service entrance facility. An internal room within the building is designated as the Entrance Facility (EF) and is normally located either on the first or in a basement floor level. This space can also be used as the Equipment Room (ER). If this space serves as the ER and houses the EF, it may also contain the main hub of backbone pathways and cables that feed the various Telecommunications Closets
(TC) throughout the building. This main hub location is known as the Main Cross-connect (MC). As a minimum, each and every floor of the building has a Telephone Closet (TC). The TC functions to connect backbone cables to horizontal cables (Horizontal Cross-connect - HC) or backbone cables to backbone cables. TCs that contain backbone cables and pathways from the MC and from another TC are called an Intermediate Cross-connect (IC). From the MC, high pair count backbone cables are fed to every floor's designated TC (IC or HC). Cabling is distributed to each floor through vertical and horizontal backbone cables and pathways located in the center of the building that are usually surrounded by firewalls. Every station location, (phone, fax, data, computer etc., located at each Work Area - WA) is required to have two horizontal cables that run from the WA back to the TC which in turn is fed back to the IC or MC. ANSI/TIA/EIA 568-A telecommunications standards require two drops per WA. This wiring from the TC to the workstation is generally referred to a "star" topology. Therefor each cable drop is a "direct run" from the Work Area to the Telecommunications Closet and its associated Horizontal Cross-connect.

         This method of wiring and wire management provides for very little cabling system flexibility to accommodate future moves, adds or changes (MAC service orders).

         The MC services the whole building and is generally located in a common area. The TC is also located in common areas within each floor. The HC could be as far as 295 ft. (90 meters) away from each termination point in the Work Area. For uncatagorized voice wiring, the maximum backbone cable length is 800 meters. This means that a massive amount of wire is required for telecommunication applications. It is not unusual for a high rise building of 40 floors to have 200 - 300 Miles of wiring. The old method of zone cabling, requires very expensive modular furniture for cable distribution within the office environment in order to meet the multitude of industry standards and regulations. In some applications, even modular furniture may not meet industry guidelines. The Company's products are specifically designed to provide cabling solutions.

         Today the telecommunications industry methods of information conveyance must be able to handle more traffic than ever before. Wire and wire management must be able to provide voice, data, video and low-voltage communications faster, cheaper, cleaner, longer runs, using less space, while at the same time accommodating long term considerations for expensive moves, adds and changes (MAC's). Utilizing old methods of zone cabling, each and every move, add and change for each workstation drop requires that a new "home run" be installed back to the TC-HC. The Zone Cabling Termination Cabinet eliminates that need by placing the telecommunications equipment close to the workstation and in an inconspicuous location. Zone cabling moves, add's and changes are not only expensive but time consuming and inconvenient. Cabling, wire management and telecommunications technology is rapidly evolving. The industry leaders began to address the need for new cabling methods and equipment. These companies, industry associations and individual experts have joined together to create new and revolutionary standards. Companies such as Lucent Technologies, Ortronics, AT&T, Krone, Belden, Siecor, Hubbell, Leviton Telcom, Superior Modular Products and American Access Technologies, Inc., in conjunction with various standards organizations and telecommunications standards committee's, are developing and introducing innovations in wire/cabling design, connections, consolidation, distribution and termination points, providing for telecommunication signals to be transmitted cheaper, faster, longer and clearer utilizing less space. This method of cabling is called "Open Office Architecture'"

         "Open Office Architecture" or more commonly called "Zone Cabling", is a design allowed by ANSI/TIA/EIA Telecommunications Systems Bulletin 75. The purpose of this design is to horizontally extend the location of the consolidation point closer to the individual Work Areas. These locations of consolidation points are called Zones.

         ZONE CABLING

         Zone Cabling is officially defined as an "Interconnection in the horizontal cabling which allows work station drops to be reconfigured frequently without disturbing the horizontal cable run".

         Zone Cabling is used in open office areas, hotels, convention centers, entertainment and theme parks, hospitals, government buildings, schools, industrial complexes, data centers, banks, and any other area where a flexible cable layout is required to support collaborative work or provide service to an area of high density and common use. Zone Cabling is used to support office areas where reconfiguration of work areas is required due to a high rate of rearrangements and/or reconfigurations (Moves, Adds and Changes are often referred to as Churns).

         PRODUCT AND PRODUCT DEVELOPMENT

         The Company determined that it needed to expand in this market place as rapidly as possible. The Company was reorganized and is now named American Access Technologies, Inc. The purpose of the Company is to identify, design, develop, and manufacture new products for any and all telecommunications cabling applications with a specific focus on zone cabling. The Company consulted with many of the leading telecommunications specialists and engineers and all were in agreement. No one had developed a device that met all of the industry standards and could effectively and efficiently be utilized as a zone cabling consolidation/distribution/termination point. However, some sort of device was absolutely required to complete the "Open Office Architecture"/Zone Cabling design. American Access Technologies, Inc. performed the necessary research and verified that no such Zone Cabling Termination Cabinet existed. In fact, such research indicated that no one was even developing such a zone device.

         The Company has designed a consolidation/distribution/termination point enclosure called Zone Cabling Termination Cabinet, (ZCTC) and currently holds a Utility Patent Pending for such enclosure that may be installed in the ceiling, above the ceiling, on or in the wall or on or in the floor structure. The ceiling ZCTC is uniquely utilized as a consolidation/distribution/termination enclosure that fits into the suspended ceiling the and system. The ZCTC provides easy access to the horizontal cabling backbone, reduces material and installation effort, and minimizes office disruption and down time of systems while at the same time enhances telecommunication security and reduces the floor and wall space requirements for termination apparatus. The floor ZCTC provides the same application solution in a floor installation.

         The Company believes its ZCTC products are the only enclosures manufactured that can function as a consolidation, distribution, termination pointer multi-user outlet in a zone cabling system and still comply with all industry and government guidelines, standards and regulations. The ZCTC products provides an enclosure that can be utilized for any and all low voltage wiring systems including but not limited to voice, data, video, HVAC, building controls, security, and fire/life/safety wiring systems. The ZCTC was designed to accommodates all manufacturers equipment including Category 3, 4 and 5 Jack Panels, Patch Panels, and Punch Panels as well as fiber optic cables.

         PRODUCT APPLICATION

         The ZCTC will reduce the amount of wire needed for home runs from the workstation to the TC-HC. These individual home runs will now run from the Work Area to the ZCTC which is now located closer to the station termination
(modular jack). The ZCTC will be located within a controlled work environment which is readily accessible located in the ceiling the grid system. The ZCTC is designed to physically accommodate all of the newly developed "Open Office Architecture" wiring equipment and distribution connections. This enclosure is mounted in a standard 2ft. x 4 ft. ceiling the grid system but is physically attached to the building structure to support the weight of the equipment installed within the enclosure. The equipment access door opens from below the ceiling the for easy maintenance, installations or MAC'S. Specially trained technicians will no longer be required to effectuate MAC'S. The new wiring and distribution equipment is of the modular plug-in type (not one time use) creating less down time, loss of productivity and can be easily re-routed and reused. The initial installation of the ZCTC is approximately the same as the old method of Distribution Cabling. However, the Company believes the short term and long term cost savings are very significant. It estimates that the ZCTC will reduce short term and long term costs by:

         Fire Stopping-reduced cable penetration resulting in reduced material cost.

         Cable reuse-Cable can be re-routed for re-use.

         Labor-Zone Cabling Termination Cabinet allows shorter cable runs for MAC's

         The Zone Cable Termination Cabinet (ZCTC) provides better utilization of the common area TC's. and provides the building owners more usable space. The ZCTC provides for more efficient utilization of horizontal cables and it significantly reduces the physical mass of cables to be run throughout the building.

         It also moves the point of connection closer to the Work Area making it easier to effect changes and modifications without disturbing the work force. Ceiling the is attached to the exposed "underside" of the enclosure disguising its appearance thereby providing an degree of concealment and security for the horizontal cable consolidation/distribution/termination point. It offers greater security to the communication system since it is obscured, out of reach and can easily be monitored by closed circuit TV. Breaking down communications into zones is a sensible and cost effective alternative to the conventional methods of cabling a building.

         The benefits include: Reduced employee disruption, reduced system down times, lower hourly rate for qualified technicians.

         STANDARDS

         The standards, regulations and various Industry association guidelines are very specific. The Company believes its Zone Cabling Termination Cabinet
(ZCTC) is the only product that meets the standards/requirements of the telecommunications industry Building Industrial Consulting Services International (BICSI), National Electric Code regulations NEC 300-22 B & C, American National Standards Institute/Telephone Industry Association/Electrical Industry Association publication 568 A, as well as the Zone Cabling guidelines as specified in the newly released Telecommunications Systems Bulletin - TSB 75. The Zone Cabling Termination Cabinet (ZCTC) is the only product known to the Company that meets or exceeds these regulations and guidelines and has and Underwriters Laboratories listing of UL 1863. This product is the only product that has been tested by Underwriters Laboratories for this application. Therefore, Underwriters Laboratories has assigned this product to a new category listing. This listing is identified as UL 1863 (Telecommunications Cabinets) under 31RF, and is further identified as a Type 12 rated enclosure for Plenum type installations. The ZCTC is also listed as UL2043. The ZCTC is currently the only enclosure manufactured to these standards.

         MARKETING

         The primary focus of marketing efforts is to "PARTNER" with major equipment manufacturers and telecommunications distributors since the Company's products are designed to enhance the sales the manufacturer and distributor. Since the Company's products enable the placement of telecommunications equipment into ZONES and still comply with all of the industry guidelines and building regulations, each of these companies can use the Company's enclosure to sell more of their products. By partnering with the Company each manufacturer and/or distributor has opportunity to gain a larger share of their respective markets. The Company is providing various support programs and materials that enhances its partners marketing plan.

         The Company has developed several collateral marketing pieces. These collateral material pieces range from one page to an eight page full color product and application brochure. Our printed materials and World Wide Web Site currently serves as our primary marketing tools. All of these marketing/media materials provide Company information, product information, engineering specifications, drawings, application for use, installation instruction, features and benefits tailored to each individual market need. Additionally the World Wide Web Site provides marketing support materials that can be downloaded and printed at individual locations throughout the world. Questions and answers can be transmitted via e-mail feedback capability, query analysis for tracking of inquiries, lead generation for the distributors, distribution of marketing materials to end users not normally addressed by the individual distributors.

         The largest and most recognized telecommunications training and certification organization (BICSI) is currently using the ZCTC line of products as an integral part of their Zone Cabling Training and Certification course.

         The Company is participating with its partners in trade shows as a component in their individual booths and hospitality suites. However, the Company will individually participate in three or four trade shows per year. Two of the shows are focused around standards, training and certifications. The remaining two shows are industry product shows. The Company attended SUPERCOMM 97 that was held in New Orleans in June 1997. The Company believes that certain of its partner relationships were as a result of its show presence.

         The end users of the Company's products contract with specialized, BICSI Certified Registered Communications Distribution Designers (RCDD), qualified engineers and contracting firms. These specialist design, specify, purchase and install cabling of all types, switches and all other telecommunications equipment as required by the end user. All product purchases are made through authorized distributors with the exception of certain companies who can purchase extremely large quantities as a private label type product.

         The market potential for the Zone Cabling Termination Cabinet is believed to be large and can be generally classified within two categories- "New Installation" and "Refurbishment of Existing Facilities".

         DISTRIBUTION AND SALES

         American Access Technologies has entered into a national distribution contract with ANIXTER Internationals, Inc.

         Anixter International Inc. (NYSE: AXE), 1996 revenues $2.5 billion.

         Anixter International is a leading value-added provider of integrated cabling and networking solutions that support business information and network infrastructure requirements. Anixter teams with customers to implement these solutions by combining a variety of customized pre- and post-sale services, products from the world's leading manufacturers, and superior logistics management through a global network of 37 countries with 205 domestic operating locations. Anixter International also owns approximately 19 percent of ANTEC (NASDAQ: ANTC).

         American Access Technologies has negotiated distribution agreements with the following Regional distributors:

         CED-American Electric, Inc. (Data Voice)

         Founded over 100 years ago as a private Company and has grown to over 400 locations spread over 48 states and Canada. CED gross revenues in 1996 exceed $500 million and they employee over 3,500 people in their service area. They stock over 25,000 separate inventory items with well in excess of 1 million warehousing facilities.

         State Electric Supply

         State Electric was founded in 1954 in Dunbar, West Virginia, as a private Company and has grown to over 22 locations spread over seven states. State Electric Supply gross revenues in 1996 of over $125 million, and employees over 500 people in their service area.

         Core Data Comm, a Regional Distributor specializing in telecommunications.

         American Access Technologies, Inc., is currently negotiating with several National Distributors. There can be no assurance of any additional distribution agreements.

         COMPETITION

         The market for telecommunications products is highly competitive and subject to rapid technological change, regulatory developments and emerging industry standards. The Company believes that the principal competitive factors in its markets are conformance to standards, reliability, safety, product features, price, performance and quality of customer support. There can be no assurance that the Company will compete successfully in the future with respect to these or other factors.

         MANUFACTURING

         The Company has developed all of its products utilizing computer assisted design drawings (CADD). Master copies of its products are safeguarded at the home office and certain copies are available to outsource firms.

         At present, the Company outsources it's product prototyping, production, manufacturing, assembly and packaging to Omega Metals, Inc., located in Keystone Heights, Florida. As a contract manufacturer, Omega Metals specializes in providing complete manufacturing and assembly services. As part of their complete services package, Omega Metals provides manufacturing as well as consulting services, product prototype development plus short and/or long run manufacturing for the products designed by the Company. After product prototypes are reviewed, modified and accepted by the Company, Omega Metals manufactures the products, provides complete product assembly, performs manufacturing quality assurance, packages the products and ships as specified by the Company.

         Employing the most current computer controlled equipment on the market, they have a manufacturing capacity of approximately five (5,000) thousand units per month and have additional space for expansion as the need arises. Their manufacturing capability is not limited to only precision metal fabrication as they also provide on site state of the art high-tech surface coatings such as Iridizing, Powder Coating, Silk Screening and specialized production painting.

         The Company does not have a long-term supply contract with Omega Metals, Inc. However, the Company believes that other companies are qualified to manufacture its products if Omega Metals, Inc. is terminated as a supplier for any reason.

         FUTURE PRODUCT DEVELOPMENT

         As the Company identified the specific product needs of the telecommunications industry they developed products to address these needs. Products designed to date have been accepted by the major Standards and Code Authorities throughout the United States. The products assist equipment manufacturers in marketing their own products.

         The Company's first design was a low-voltage Zone Cabling Termination Cabinet which mounts within the ceiling the grid system. The Company developed accessory equipment to permit cable penetrations and maintain fire rating.

         The second phase was to develop a cabinet that serves as a termination, distribution and/or consolidation point within a raised floor data center. This unit has been developed with a prototype. It is estimated that this unit will be in production within the next six months.

  The third phase includes a high-voltage termination cabinet that mounts into the ceiling the grid system to house active electronics, including computer hubs, routers and switches. This unit will accommodate Fiber Optics as well as conventional copper wiring. We anticipate that this unit will be U.L. listed and into production within the next six months.

         There can be no assurance that any new products will be successfully developed or marketed.

         INTELLECTUAL PROPERTY

         The Company has filed with the United States Department of Commerce, Patent and Trademark Office application for patent, pending No. 08785006, for Zone Cabling Termination Cabinet and Communications Cable Interconnection Apparatus and Associated Method for an Open Office Architecture. The patent application contains approximately 67 various claims associated with zone cabling techniques.

         The Company is preparing a formal filing under the Patent Cooperation Treaty for European filing and will have foreign applications filed before January 1998.

         There can be no assurance that any patents will be granted on the Company's products or, if granted, that they will provide meaningful protection against competing products which may be introduced. See "Litigation."

         GOVERNMENT REGULATION - INDUSTRY STANDARDS

         The markets for the Company's products are characterized by the need to meet governmental and industry standards. In the U.S., the Company's products must comply with various regulations established by the Federal Communications Commission and Underwriters Laboratories, as well as standards established by Bell Communications research and local building codes. The ZCTC has been approved by Underwriters Laboratories for low voltage communications and meets or exceeds the national electrical code requirements when used with appropriate fire foam kits in association with cable access penetration models

         The Company maintains membership in trade organizations such as the Telecommunications Industry Association, International Association of Electrical Inspectors and Building Industrial Consulting Services International.

         EMPLOYEES

         As of December 3, 1997 substantially all of the activities of the Company are undertaken by its three officers, who are engaged pursuant to Executive Management Agreements, and two commission sales representatives. See "Executive Compensation - Executive Management Agreements".

         LITIGATION

         The Company is defendant in a suit filed in January 1998 in the 18th Judicial Circuit Court of Florida by Steve R. Jones who was the Company's President from April 1997 to August 1997. Mr. Jones seeks rescission of a consulting agreement he signed with the Company in August 1997, a declaration that certain provisions of such agreement relating to non-competition, trade secrets, non-disclosure and conflict of interest are no longer applicable to Mr. Jones, damages for failure of the Company to make consulting payments of $7,500 per quarter to Mr. Jones and the present value of his stock options which he agreed to surrender to the Company (200,000 options at $8.00 per share) and the value of 200,000 shares of the Company's common stock which he surrendered pursuant to the consulting agreement. The Company believes it was justified in not paying Mr. Jones' consulting fees due to Mr. Jones' failure to perform the consulting services assigned to him. Mr. Jones, through his attorney, has also indicated that Mr. Jones is the inventor, or a co-inventor, of the Company's Zone Calling Termination Cabinet. The Company does not believe that Mr. Jones is the inventor or a co-inventor of such product and such issue is not included in the litigation with Mr. Jones. If it were determined that Mr. Jones was the inventor or co-inventor of the Company's product, such fact could cause the invalidity of any patent issued to the Company on such product.

         FACILITIES

         The Company's executive offices in Altamonte Springs, Florida comprise 3,000 square feet and are leased on a 3 year lease expiring December 31, 1999 at a rent of $3,133 per month.

                                   MANAGEMENT

         The directors and executive officers of the Company are as follows:



         Name                Age           Position
  -----------------          ----          ---------
  Victor E. Murray            73           President, Director
  Richard A. Murray           43           Vice President, Director
  Bobby E. Story              56           Secretary, Treasurer, Director
  John W. Cooney              62           Director
  Victor D. Phillips          55           Director

         VICTOR E. MURRAY, President and Director, has a 30 year track record of success in the Electrical Engineering field with experience in distribution, manufacturing and marketing. He has worked with companies such as Florida Electrical Supply, Graybar Electric, James & Associates and Ralston, Lowe, Inc. The clients he has served range from engineers and contractors to power companies and municipalities. Employment history for the past five (5) years is:

         October 1996 to February 1997 and August 1997 to Present: President - American Access Technologies, Inc.

         January 1, 1995 to October 1996: President - Vic Murray & Associates, Inc.

         April 1977 to December 31, 1994: Vic Murray & Associates, Inc. Manufacturer's Representative

         RICHARD A. MURRAY, Vice President-Sales and Director, has over 15 years experience in the electrical field specializing in such area as Ozone Generation, electrical switching and telecommunications. He has over 2 years high level military training in sensitive electrical technologies. Mr. Murray was Vice President of Sales for COOL WAY. Employment history for the past five
(5) years is:

         October 1996 to Present: Vice President - American Access Technologies, Inc.

         January 1, 1995 to October 1996: Vice President - Vic Murray & Associates, Inc.

         April 1977 to December 31, 1994: Vic Murray - associates - associate, manufacturer's representative specializing in the telecommunications supplies, wiring, and equipment.

         BOBBY E. STORY, Secretary/Treasurer, CFO and Director, has been a former practicing CPA and real estate developer during the past 30 years. He worked for Arthur Young & Company CPA (now Ernst & Young, LLP), Treasurer for Condey Corporation an international developer located in Winter Park, Florida, and directed the real estate operations in Florida for Drexel Burnham Lambert & Company. He functions as the Chief Financial Officer for the corporation. Employment history for the past five (5) years is:

         October 1996 to Present: Sec/Treasury, CFO - American Access Technologies, Inc.

         August 1996 to October 1996: Financial Advisor - Self employed.

         March 1996 to August 1996: George S. May Co. Project Manager

         April 1987 to March 1996: NACEX, Inc. Controller, Vice President
         Finance

         JOHN W. COONEY, Director, is a certified public accountant. He was Senior Tax Partner at Coopers Lybrand, LLP, until he retired in 1986. He has practiced as a tax and financial consultant since then. Employment history for the past five (5) years is:

         January 1987 to Present: Operates J. W. Cooney, CPA as a sole proprietorship.

         VICTOR D. PHILLIPS, Director, is a member of the Company's Active Advisory and Consulting Board. He has been in the telecommunications industry for over 30 years, certified as a Registered Communications Distribution Designer, teaches as a certified BICSI instructor, past National President of BICSI and is currently President of Information Transport Systems Designers International which provides consulting, design, inspection and project management services. Mr. Phillips is a member of the International Association of Electrical Inspectors and is a communications inspector and member of the Florence County Board of Appeals in Florence, South Carolina. Employment history for the past five years is:

         August 1991 to Present: President of Information Transport Systems Designers.

                             EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE

         The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

Name and                                                                                          Other Annual
Principal Position                           Year         Total Income               Bonus        Compensation
------------------                           ----         ------------               -----        ------------

Victor E. Murray, President                  1995*        $51,576                    -0-          -0-
                                             1996*        $25,501                    -0-          -0-
                                             1997         $60,000

*paid by Vic Murray and Associates, Inc.

         DIRECTOR COMPENSATION

         At present, director fees are paid to Victor D. Phillips at the rate of $250 per meeting plus travel and lodging expenses. No other fees are paid for director services.

         EXECUTIVE MANAGEMENT AGREEMENTS

         On October 21, 1996 three officers of the Company have entered into management agreements with the Company. The individuals and their titles are as follows:

         Victor E. Murray                President
         Bobby E. Story                  Chief Financial Officer
         Richard A. Murray               Vice President

         Their combined responsibilities are to organize policies and procedures for business operations, secure short and long term financing, develop products and/or services, develop market and sell products and/services, provide (legal, accounting and industry specific) services to properly organize and profitably operate the Company.

         Each officer is authorized a management fee of $5,000.00 per month however, each will be paid $693.00 per week. The unpaid balance due each officer will accrue. Accrued compensation will be paid as directed by the board of directors but shall be paid on or before December 31, 1998. State or federal taxes on compensation paid are the sole responsibility of each officer individually.

         The term of the agreements are on a month to month basis and may be terminated by either party by giving notice of at least 30 days prior to anticipated termination.

                                INDEMNIFICATION

FLORIDA BUSINESS CORPORATION ACT

         Subsection (1) of Section 607.0850 of the Florida Business Corporation Act ("BCA") empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including an employee benefit plan), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Subsection (2) of Section 607.0850 of the BCA empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought, or any other court of competent jurisdiction, shall determine that despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

         BCA Section 607.0850 further provides that indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in the capacities set forth above, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

         ARTICLES OF INCORPORATION

         Article 4 of the Company's Articles of Incorporation provides that the Company shall indemnify those persons entitled to be indemnified, to the fullest extent permitted by law.

         SECURITIES AND EXCHANGE COMMISSION POLICY

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Victor E. Murray, President, is the father of Richard A. Murray, Vice President of the Company. They co-invented the primary product of the Company, the Zone Cabling Termination Cabinet and subsequently assigned all rights to the patent to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth, as of December 5, 1997, the beneficial ownership of the Company's Common Stock by (i) the only persons who own of record or are known to own, beneficially, more than 5% of the Company's Common Stock; (ii) each director and executive officer of the Company; and (iii) all directors and officers as a group.

                                                                               Percent of
                                            Number of                          Outstanding
      Name                                  Shares                             Common Stock(1)
      Victor E. Murray                      400,000                            13.47%

      Richard A. Murray                     400,000                            13.47%

      Bobby E. Story                        390,000                            13.13%

      Steven K. Robinson                    200,000                             6.73%

      Steve R. Jones                        200,000                             6.73%

      John W. Cooney                         50,000                             1.68%

      Victor D. Phillips                        -0-                              -0-

      Bridge Bank Ltd.                      800,000                            26.94%

      Cede & Co.                            186,947                             6.29%

      Officers and Directors
      as a group (5 persons)                1,240,000                          41.75%

(1) Based upon 2,970,000 shares outstanding

         Does not include warrants to purchase Common Stock at $8.00 per share as follows: Victor E. Murray - 70,000 shares; Richard A. Murray - 70,000 shares; Steven K. Robinson - 70,000 shares; Bobby E. Story - 70,000 shares; and Capital International Securities Group, Inc. - 350,000 shares.

                            DESCRIPTION OF SECURITIES

         COMMON STOCK

         The Company is authorized to issue 10,000,000 shares of Common Stock with $.001 par value. The holders of the Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. The Company anticipates that any earnings will be retained for use in its business for the foreseeable future. Upon liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to receive the net assets held by the Company after distributions to the creditors. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of Common Stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable

         STOCK PURCHASE WARRANTS

         Each Stock Purchase Warrant will entitle the registered holder to purchase one share of the Company's Common Stock for $8.00. The exercise prices of the Warrants and the number of shares issuable upon exercise of such Warrants will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions and reclassification. Warrants may be exercised by payment of the exercise price in United States funds by cash or certified or bank check. No fractional shares of Common Stock will be issued in connection with the exercise of Warrants. Warrants may not be exercised unless a registration statement pursuant to the Securities Act, as amended, covering the underlying shares of Common Stock is current and such shares have been qualified, or there is an exemption from qualification requirements under the securities laws of the state of residence of the holder of the Warrants. In the event that there is no such registration statement or exemption from registration, the holder will not be able to exercise the Warrants.

         Unless extended by the Company at its discretion, the Warrants will expire at 3:00 p.m. Eastern time on February 11, 2000. In the event a holder of Warrants fails to exercise the Warrants prior to their expiration, the Warrants will expire and the holder thereof will have no further rights with respect to the Warrants.

         The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by certified check or bank draft payable to the Company) to the warrant agent for the number of Warrants being exercised. The Warrant Holders do not have the rights or privileges of holders of Common Stock.

         No Warrant will be exercisable unless at the time of exercise the Company has filed a current registration statement with the Commission covering the shares of Common Stock issuable upon exercise of such Warrant and such shares have been registered or qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the holder of such Warrant. While it is the Company's intention to do so, there can be no assurance that it will be able to do so.

                             PLAN OF DISTRIBUTION/
                            SELLING SECURITY HOLDERS

PLAN OF DISTRIBUTION

         The Warrants and/or shares offered hereby may be sold from time to time directly by the Selling Security Holders. Alternatively, the Selling Security Holders may from time to time offer such securities through underwriters, dealers or agents. The distribution of securities by the Selling Security Holders may be effected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Security Holders in connection with such sales of securities. The securities offered by the selling Security Holders may be sold by one or more of the following methods, without limitations: (a) a block trade in which a broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers, and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. The Selling Security Holders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Act with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation.

         At the time a particular offer of securities is made by or on behalf of a Selling Security Holder, to the extent required, a Prospectus will be distributed which will set forth the number of securities being offered and the terms of the Offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for sales purchased from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

         The following security holders may offer Warrants and/or shares of Common Stock issuable upon exercise of such Warrants:

                                                                     Number  of
                                                                     Warrants
                                                                     or Shares      Number of
                                                                     Which may      Warrants
                                                                     be Offered     and Shares
                                                      Number of      Pursuant       to be Owned
                                                      Warrants       to this        After the
Name and Company Affiliation                          Owned          Prospectus     Offering*
----------------------------                          -----          ----------     ---------
Capital International Securities Group, Inc.          350,000        350,000            -0-
Bobby E. Story, Secretary, Treasurer, Director         70,000         70,000        390,000
Victor E, Murray, President                            70,000         70,000        400,000
Richard A, Murray, Vice President, Director            70,000         70,000        400,000
Steven K. Robinson                                     70,000         70,000        200,000

         Capital International Securities Group, Inc. received the foregoing Warrants in connection with acting as Placement Agent for the Company's private placement in February 1997.

         The following security holder may offer shares of Common Stock:

                                                Number
                                                Of Shares
                                                Which may be      Number of
                                                Offered           Shares
                               Number of        Pursuant          to be Owned
                               Shares           to this           After the
        Name                   Owned            Prospectus        Offerings
        ----                   -----            ----------        ---------

        Steven R. Jones        200,000          200,000           -0-
        Steven K. Robinson     200,000          200,000           -0-

*Assuming all Warrants and/or Shares are sold.

                                  LEGAL MATTERS

         The validity of the securities offered hereby is being passed upon for the Company by Joel Bernstein, 9701 Biscayne Boulevard, Miami, Florida.

                                     EXPERTS

         The financial statements appearing in this Prospectus and Registration Statement have been audited by Rachlin Cohen & Holtz, CPA's, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 under the Securities Act with respect to the securities offered hereby. This Prospectus, filed as a part of the Registration Statement, does not contain certain information set forth in or annexed as exhibits to the Registration Statement, and reference is made to such exhibits to the Registration Statement for the complete text thereof. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits filed as part thereof, which may be inspected and copied at the public reference facilities of the Commission in Washington, D.C., and at the Commission's regional offices at 500 West Madison Street, Chicago, IL 60604; 7 World Trade Center, New York, NY 10048; and 5757 Wilshire Boulevard, Los Angeles, CA 90034; and copies of such material can be obtained from the Public Reference Section of the Commission, 450 5th Street, N.W., Washington, DC 20549, at prescribed rates and are available on the World Wide Web at: http://www.sec.gov.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)



                                TABLE OF CONTENTS




                                                                           PAGE
                                                                           ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                          F-1


CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                                            F-2

   Statements of Operations                                                 F-3

   Statements of Stockholders' Equity (Deficiency)                          F-4

   Statements of Cash Flows                                                 F-5

   Notes to Financial Statements                                        F-6 - F-14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
American Access Technologies, Inc.


We have audited the accompanying consolidated balance sheet of American Access Technologies, Inc. and Subsidiary (a development stage company) as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the two years in the period then ended and cumulative from inception. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Access Technologies, Inc. and Subsidiary as of December 31, 1997, and the results of their operations and their cash flows for each of the two years in the period then ended and cumulative from inception in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in
Note 2 to the consolidated financial statements, the Company is in the development stage and has incurred net losses in 1997 and 1996 and reflects a deficit accumulated during the development stage as of December 31, 1997. This condition raises substantial doubt as to the ability of the Company to continue as a going concern. Management's plans with regard to this matter are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                               RACHLIN COHEN & HOLTZ

Miami, Florida
March 25, 1998

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 1997




                               ASSETS
Current Assets:
   Cash and cash equivalents                                        $ 442,555
   Accounts receivable                                                 11,436
   Inventory                                                           21,586
   Prepaid expenses                                                     3,547
                                                                    ---------
         Total current assets                                         479,124
                                                                    ---------
Property and Equipment                                                 35,277
                                                                    ---------
Other Assets:
   Patent costs                                                        22,583
   Other assets                                                         3,598
                                                                    ---------
         Total other assets                                            26,181
                                                                    ---------
         Total assets                                               $ 540,582
                                                                    =========


                LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable and accrued expenses:
      Management and consulting fees, interest and
         reimbursements due to officers/directors/stockholders      $  83,120
      Other                                                            17,705
                                                                    ---------
         Total current liabilities                                    100,825
                                                                    ---------

Commitments, Contingencies and Other Matters                               --

Stockholders' Equity:
   Preferred stock, $.001 par value; authorized                            --
      1,000,000 shares; none issued
   Common stock, $.001 par value; authorized 10,000,000
      shares; issued and outstanding 2,970,000 shares                   2,970
   Additional paid-in capital                                         929,490
   Deficit accumulated during the development stage                  (492,703)
                                                                    ---------
         Total stockholders' equity                                   439,757
                                                                    ---------
         Total liabilities and stockholders' equity                 $ 540,582
                                                                    =========


                 See notes to consolidated financial statements.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF OPERATIONS




                                                   Year Ended
                                                  December 31,             Cumulative
                                           -------------------------          from
                                              1997            1996         Inception
                                           ---------       ---------       ---------
Revenues                                   $ 231,622       $      --       $ 231,622
                                           ---------       ---------       ---------

Costs and Expenses:
   Direct costs                               65,480              --          65,480
   Management and consulting fees,
      officers/directors/stockholders        285,384          46,154         331,538
   Product development                        11,072           6,601          17,673
   Marketing and promotion                    38,821              --          38,821
   General and administrative                258,888          12,301         271,189
                                           ---------       ---------       ---------
                                             659,645          65,056         724,701
                                           ---------       ---------       ---------

Loss before Other Income (Expense)          (428,023)        (65,056)       (493,079)
                                           ---------       ---------       ---------

Other Income (Expense):
   Interest Income                             3,992              --           3,992
   Interest Expense                           (2,424)         (1,192)         (3,616)
                                           ---------       ---------       ---------
                                               1,568          (1,192)            376
                                           ---------       ---------       ---------

Loss from Continuing Operations             (426,455)        (66,248)       (492,703)

Income from Discontinued Operations               --           4,606           4,606
                                           ---------       ---------       ---------

Net Loss                                   $(426,455)      $ (61,642)      $(488,097)
                                           =========       =========       =========

Net Loss Per Common Share                  $   (0.14)      $   (0.02)
                                           =========       =========


                 See notes to consolidated financial statements.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)



                                                                                                          Deficit
                                                                                                        Accumulated
                                                                   Common Stock           Additional    During the
                                                            ------------------------       Paid-In      Development
                                                              Shares          Amount       Capital         Stage           Total
                                                            ----------       -------      ----------    -----------      ---------
Year Ended December 31, 1995:
   Issuance of common stock for cash ($.001 per share)       2,800,000       $ 2,800       $     --      $      --       $   2,800
   Net income                                                       --            --             --         15,137          15,137
   Stockholder distribution                                         --            --             --        (15,137)        (15,137)
                                                            ----------       -------       --------      ---------       ---------

Balance, December 31, 1995                                   2,800,000         2,800             --             --           2,800

Year Ended December 31, 1996:
   Contributed capital                                              --            --          7,083             --           7,083
   Net loss                                                         --            --             --        (61,642)        (61,642)
   Stockholder distribution                                         --            --             --         (4,606)         (4,606)
                                                            ----------       -------       --------      ---------       ---------

Balance, December 31, 1996                                   2,800,000         2,800          7,083        (66,248)        (56,365)

Year Ended December 31, 1997:
   Issuance of common stock to director
      for consulting services ($1.50 per share)                 50,000            50         74,950             --          75,000
   Sale of common stock in  private placement
      ($1.50 per share), net of related costs                  400,000           400        487,577             --         487,977
   Exercise of placement agent warrants
      ($3.00 per share)                                        120,000           120        359,880             --         360,000
   Retirement of common stock issued to officers              (400,000)         (400)            --             --            (400)
   Net loss                                                         --            --             --       (426,455)       (426,455)
                                                            ----------       -------       --------      ---------       ---------

Balance, December 31, 1997                                   2,970,000       $ 2,970       $929,490      $(492,703)      $ 439,757
                                                            ==========       =======       ========      =========       =========


                       See notes to financial statements.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                               Year Ended
                                                                               December 31,             Cumulative
                                                                        -------------------------         from
                                                                           1997            1996         Inception
                                                                        ---------       ---------       ---------
Cash Flows from Operating Activities:
   Net loss                                                             $(426,455)      $ (61,642)      $(488,097)
   Adjustments to reconcile net loss to
      net cash used in operating activities:
         Depreciation                                                       6,626              --           6,626
         Common stock issued for services                                  75,000              --          75,000
         Changes in operating assets and liabilities:
            (Increase) decrease in:
               Accounts receivable                                        (11,436)             --         (11,436)
               Inventory                                                  (21,586)             --         (21,586)
               Prepaid expenses                                              (673)         (2,874)         (3,547)
               Other assets                                                 4,540          (8,138)         (3,598)
            Increase in accounts payable and accrued expenses              49,079          51,638         100,717
                                                                        ---------       ---------       ---------
                  Net cash used in operating activities                  (324,905)        (21,016)       (345,921)
                                                                        ---------       ---------       ---------

Cash Flows from Investing Activities:
   (Increase) decrease in note receivable                                   5,000          (5,000)             --
   Expenditures for development of patent                                 (14,500)             --         (14,500)
   Acquisition of property and equipment                                  (33,676)         (8,227)        (41,903)
                                                                        ---------       ---------       ---------
                  Net cash used in investing activities                   (43,176)        (13,227)        (56,403)
                                                                        ---------       ---------       ---------

Cash Flows from Financing Activities:
   Proceeds from (repayment of) note payable                             (100,000)        100,000              --
   Proceeds from sale of common stock and exercise of warrants            847,977              --         847,977
   Proceeds from issuance of common stock to founding stockholders          2,300             500           2,800
   Repayment of loan payable, stockholder                                  (1,000)             --          (1,000)
   Distribution to stockholder                                                 --          (4,606)         (4,606)
   Other                                                                     (400)             --            (400)
                                                                        ---------       ---------       ---------
                  Net cash provided by financing activities               748,877          95,894         844,771
                                                                        ---------       ---------       ---------

Net Increase in Cash and Cash Equivalents                                 380,796          61,651         442,447

Cash and Cash Equivalents, Beginning                                       61,759             108             108
                                                                        ---------       ---------       ---------

Cash and Cash Equivalents, Ending                                       $ 442,555       $  61,759       $ 442,555
                                                                        =========       =========       =========

Supplemental Disclosure of Cash Flow Information:
   Cash paid for interest                                               $   1,082       $   2,424
                                                                        =========       =========
   Non-cash investing and financing activities:
      Investment in subsidiary by means of payable to stockholder                       $   1,000
                                                                                        =========
      Issuance of common stock for receivable                                           $     900
                                                                                        =========
      Patent contributed to Company by certain stockholders                             $   7,083
                                                                                        =========


                See notes to consolidated financial statements.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ORGANIZATION AND CAPITALIZATION

             American Access Technologies, Inc. ("the Company") was incorporated on October 21, 1996, under the laws of the State of Florida. The Company's Certificate of Incorporation, as amended on November 25, 1996, authorizes the Company to issue and have outstanding at any one time 10,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share. The Company was organized to acquire all of the voting common stock of Vic Murray & Associates, Inc. ("VMA"). VMA was incorporated on December 19, 1994, under the laws of the State of Florida.

             On October 21, 1996, the Company acquired all of the common stock of VMA. Certain stockholders of the Company are related to the stockholder of VMA. This transaction has been accounted for as a reorganization of entities under common control, and, accordingly, the acquisition has been accounted for in a manner similar to the pooling of interests method. Retroactive effect has been given to this acquisition in the accompanying consolidated financial statements.

             In October 1996 and December 1996, the Company issued an aggregate of 1,400,000 shares of common stock to the founding stockholders of the Company for the par value thereof. On February 11, 1997, the Board of Directors declared a stock dividend in the amount of one share for each share of common stock then outstanding, with each stockholder to pay the Company the par value thereof. As a result of this stock dividend, the previously issued and outstanding 1,400,000 shares of common stock became 2,800,000 shares of common stock, with the total consideration of $2,800 (par value) having been paid therefor. Retroactive effect has been given to this stock split in the accompanying consolidated financial statements, and all references to the number of shares of common stock gives effect to the stock split effected on February 11, 1997.

         BUSINESS

             American Access Technologies, Inc. develops specialized products for the telecommunications industry. The Company recently introduced its first proprietary product, a Zone Cabling Termination Cabinet (the "Product") which it plans to manufacture and distribute to the telecommunications industry. The Product is a device that is used in voice, computer and data transmission systems throughout the world.

         PRINCIPLES OF CONSOLIDATION

             These accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         USE OF ESTIMATES

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

         REVENUE RECOGNITION

             The Company recognizes revenue from product sales at the time the product is shipped to the customer. The Company does not generally grant return privileges to customers.

         CONCENTRATIONS OF CREDIT RISK

             Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash balances at financial institutions that, from time to time, exceed federally insured limits. The Company believes that such risks are minimized as a result of the size and stature of the financial institution in which the Company maintains its account.

         DEVELOPMENT STAGE ENTERPRISE

             As noted above, the Company was incorporated on October 21, 1996. To date, the Company has been principally engaged in organizational activities, the promotion of its product and raising capital. Planned operations, as described above, have commenced but revenue generated to date is not considered significant in relation to the Company's business plan. Accordingly, the Company is considered to be in the development stage, and the accompanying consolidated financial statements represent those of a development stage enterprise.

         CASH AND CASH EQUIVALENTS

             The Company considers all highly liquid investments, including short-term securities, with an original maturity of three months or less to be cash equivalents.

             Short-term securities (generally commercial paper maturing in approximately 30 days) are stated at cost plus accrued income, which approximates market value.

         INVENTORY

             Inventory, which is primarily composed of parts, supplies and certain product components, is stated at the lower of cost or market, with cost determined using an average cost method. The Company does not generally carry finished goods inventory.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         PROPERTY AND EQUIPMENT

             Property and equipment are stated at cost. Depreciation is computed on the straight-line method at rates based on the estimated useful lives of the assets. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not extend the life of the respective assets are charged to expense currently.

         PATENT

             The Company has capitalized certain incremental costs incurred related to acquiring a patent on the Company's product. This patent was pending at December 31, 1997; therefore, amortization of the patent has not commenced.

         PRODUCT DEVELOPMENT COSTS

             Costs in connection with the development of the Company's product are comprised of design, production, consulting and other related professional fees. These costs have been charged to expense as incurred.

         NET LOSS PER COMMON SHARE

             In 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share" which requires the presentation of both basic and diluted earnings (loss) per share.

             Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. The shares of common stock issued in connection with the stock split effected in February 1997, have been considered outstanding for all periods. In addition, the shares of common stock issued to a director in February 1997, prior to an initial registration of the Company's common stock and at a price below the offering price at that time (see Note 7) have been treated as outstanding during the entire period, pursuant to the Securities and Exchange Commission Staff Accounting Bulletins. The number of shares used in the computation were 3,083,000 and 2,850,000 for 1997 and 1996, respectively. Diluted net loss per common share, assuming exercising of the warrants granted, is not presented as the effect of conversion is anti-dilutive.


NOTE 2.  BASIS OF PRESENTATION

         As described above, the Company was incorporated on October 21, 1996, and since that time has been primarily involved in organizational activities, developing a strategic plan for the marketing and distribution of its product and raising capital. Planned operations have commenced, but little revenue has been generated to date. Accordingly, the Company is considered to be in the development stage and the accompanying consolidated financial statements represent those of a development stage enterprise.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 2.  BASIS OF PRESENTATION (Continued)

         The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, as discussed above, the Company is in the development stage and, therefore has generated little revenue to date. As reflected in the accompanying consolidated financial statements, the Company has incurred net losses of $426,455 in 1997 and $61,642 in 1996, and reflects a deficit accumulated during the development stage of $492,703 as of December 31, 1997. This condition raises substantial doubt as to the ability of the Company to continue as a going concern.

         Management's plans with regard to this matter include the adoption of a business plan intended to define the Company's strategy for growth and raising additional capital in order to increase revenues sufficient to cover costs and expenses and generate positive cash flows. The Company will distribute its product in the industrial and commercial markets through manufacturer's representatives and distributors. During the next twelve months, the Company anticipates that it will have various contracts in place with major telecommunications companies throughout the majority of the United States (see Note 12).

         The eventual outcome of the success of management's plans cannot be ascertained with any degree of certainty. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


NOTE 3.  CASH AND CASH EQUIVALENTS

            Cash                                                         $ 42,555
            Short-term securities                                         400,000
                                                                         --------
                                                                         $442,555
                                                                         ========

NOTE 4.  PROPERTY AND EQUIPMENT

                                              Estimated Useful Lives
                                                     (Years)
                                              ----------------------
            Office furniture and equipment             3-5                $41,903
            Less accumulated depreciation                                   6,626
                                                                          -------
                                                                          $35,277
                                                                          =======

NOTE 5.  INCOME TAXES

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carryforwards, and tax credit carryforwards existing at December 31, 1997. An effective tax rate of 34% was used to calculate the deferred income taxes.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 5.  INCOME TAXES (Continued)

         A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled. Deferred taxes represent the future tax return consequences of these differences.

         As of December 31, 1997, the Company had net operating loss carryforwards for federal income tax reporting purposes amounting to approximately $488,000, which expire in varying amounts to the year 2012.

         The Company has not recognized any benefit of such net operating loss carryforwards in the accompanying consolidated financial statements in accordance with the provisions of SFAS No. 109 as the realization of this deferred tax benefit is not considered more likely than not. A 100% valuation allowance has been recognized to offset the entire effect of the Company's net deferred tax asset. The Company's net deferred tax asset position is composed primarily of the Company's tax loss carryforwards.

         The components of the deferred tax asset were as follows:

            Deferred tax asset                        $ 166,000
            Less valuation allowance                   (166,000)
                                                      ---------
            Net deferred tax asset                    $      --
                                                      =========

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. The Company's utilization of its tax benefit carryforwards may be restricted in the event of possible future changes in the ownership of the Company from the exercise of warrants or other future issuances of common stock.


NOTE 6.  PREFERRED STOCK

         The Company is authorized to issue 1,000,000 shares of preferred stock, par value $.001. The Board of Directors of the Company has the authority, without further action by stockholders, to issue the preferred stock in one or more series, and to fix for any series the dividend rate, redemption price, liquidation or dissolution preferences, conversion rights, voting rights and other preferences and privileges. As of December 31, 1997, the Company has not designated any series of preferred stock and no shares of preferred stock have been issued or are outstanding.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 7.  COMMON STOCK

         PRIVATE PLACEMENT OF SECURITIES
             During the period from February to April 1997, the Company raised additional capital through a private placement offering of its securities. The private placement offering consisted of a maximum of 100,000 units, each unit consisting of four shares of common stock being offered by the Company on a "best efforts" basis at a price of $6.00 per unit through a Placement Agent. Upon sale of the units, the Company would receive gross proceeds of $600,000, before payment of commissions and other offering costs. The Placement Agent received a stipulated commission of 10% of funds received from the offering and certain expense allowance and administrative fee of 3% and 2% of the funds received from the offering, respectively, and was issued warrants to purchase 120,000 shares of common stock at $3 per share and 350,000 shares at $8 per share. The sale of these units resulted in the issuance of 400,000 shares of common stock for net proceeds totaling $487,977.

             Additionally, in September and October 1997, the Company issued 120,000 shares of common stock resulting from the exercise of the Placement Agent warrants at $3.00 per share.

         ISSUANCE OF COMMON STOCK TO DIRECTOR FOR SERVICES

             In February 1997, the Board of Directors authorized the issuance of 50,000 shares of common stock to a newly elected director, with payment of par value thereof. These shares have been recorded in the accompanying consolidated financial statements at their estimated fair value of $1.50 per share, as measured by the offering price of the Company's common stock in the 1997 private placement of securities which took place at or about that time (see above). Inasmuch as these shares were issued to the director, the estimated fair value of these shares ($75,000) has been charged to expense in 1997 and included in management and consulting fees, officers/directors/stockholder.

         RESIGNATION OF OFFICERS AND RETIREMENT OF COMMON STOCK AND WARRANTS

             In August 1997, the consulting agreement between an officer and the Company was modified (see Note 8). The modified agreement stipulated that the officer return 200,000 shares of common stock which was originally sold to the officer for $.001 per share. The Company also canceled 70,000 warrants at $8.00 per share which were held by the officer. In December 1997, the Company dismissed the services of the officer (see Note 9).

             On December 9, 1997, the Company executed a management termination agreement with another officer. Under the terms of the agreement, the officer returned 200,000 shares of common stock. The common stock was originally sold to the officer for $.001 per share. The officer has agreed to abide by certain terms regarding non-disclosure of information and trade secrets which are effective for two years subsequent to the date of the agreement.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 7.  COMMON STOCK (Continued)

         WARRANTS

             On February 11, 1997, the Board of Directors authorized the issuance of 700,000 warrants to purchase one share common stock per warrant at an exercise price of $8.00 per share expiring on February 11, 2000; the 700,000 warrants authorized includes 350,000 Placement Agent warrants described above. In August 1997, warrants to purchase 70,000 shares were cancelled in connection with the resignation of an officer/stockholder (see above), resulting in remaining warrants to purchase a total of 630,000 shares of common stock outstanding at December 31, 1997.


NOTE 8.  RELATED PARTY TRANSACTIONS

         NOTE PAYABLE - BRIDGE BANK, LTD.

             In December 1996, the Company arranged a $100,000 note payable to Bridge Bank, Ltd., considered one of the founding stockholders of the Company. The obligation was repaid in February 1997, from the net proceeds of the 1997 private placement of securities (see Note
             7). The note provided for interest at 15%; interest expense on the note amounted to approximately $2,400 in 1997 and $1,200 in 1996.

         MANAGEMENT AGREEMENTS

             The Company entered into management agreements with four stockholders dated October 21, 1996, on a month-to-month basis not to exceed eighteen months. The agreements provide for compensation of $60,000 per year per stockholder. On December 9, 1997, one of the agreements was terminated through a management termination agreement (see Note 7).

         CONSULTING AGREEMENT

             The Company entered into a consulting agreement with one of its stockholders dated October 21, 1996, on a month-to-month basis. The agreement provides for compensation of $60,000 per year. This agreement was modified on August 28, 1997, reducing the compensation base to $30,000. In addition, the modified agreement stipulated the return of 200,000 shares of common stock and cancellation of 70,000 stock purchase warrants.


NOTE 9.  COMMITMENTS AND CONTINGENCIES

         LEASE COMMITMENTS

             The Company leases its administrative facilities under an operating lease, which expires in 1999. Future minimum rentals due under the lease are approximately as follows for the years ending December 31:

                1998                         $37,600
                1999                          37,600
                                             -------
                                             $75,200
                                             =======

             Rent charged to operations amounted to approximately $35,000 in 1997 and $6,000 in 1996.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 9.  COMMITMENTS AND CONTINGENCIES (Continued)

         PENDING LITIGATION

             The Company is involved in litigation with a former officer/stockholder of the Company in connection with a modified consulting agreement with the Company (see Note 7) whereby he surrendered 200,000 shares of common stock and cancelled 70,000 stock warrants previously held. The former officer is currently seeking a rescission of this consulting agreement, damages for failure to make consulting payments and the present value of the stock options he agreed to surrender and the value of the 200,000 shares of common stock which he surrendered.

             The Company denies that it has any liability to the individual and has filed a motion to dismiss the case. Management plans to vigorously defend the case. As of the date of this report, the case was in its initial stages. Therefore, the amount of liability, if any, cannot be estimated by management.


NOTE 10. DISCONTINUED OPERATIONS

         In October 1996, the Company acquired all the voting common stock of Vic Murray & Associates, Inc. in order to acquire the patent developed by the stockholder of Vic Murray & Associates, Inc. and his son. All assets were transferred to the Company at their historical cost. No further business was conducted in Vic Murray & Associates, Inc. therefore Vic Murray & Associates, Inc. is accounted for on a retroactive basis as a discontinued operation in the accompanying consolidated financial statements.

         Summarized information for the discontinued operations for the year ended December 31, 1996 is as follows:

           Revenues                          $106,145
           Costs and expenses                 101,539
                                             --------
           Net income                        $  4,606
                                             ========

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The respective carrying value of certain on-balance-sheet financial instruments approximated their fair value. These instruments include cash, accounts receivable and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

                       AMERICAN ACCESS TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE 12. CONTRACTS WITH DISTRIBUTORS

         As of December 31, 1997, the Company had entered into Stocking Distributor Agreements with seven distributors. The agreements set forth terms whereby the distributors may purchase products from the Company for resale to their customers within the U.S. and Canada and Mexico when the Company releases its products for sale in those countries. The prices for the products covered by the agreements are based upon the intention of the distributors to purchase a minimum number of units during the next twelve months after execution of the agreements (an aggregate of approximately 60,000 units as of December 31, 1997). Revenue from these future sales will be recorded at such time as the units are shipped to the distributors. The agreements are for a term of one year and are automatically renewed each year thereafter unless either party gives written notice of its intent to cancel the arrangement, and contain, among other things, a warranty effective for one year after the date of sale.

         In February 1998, the Company executed a value added reseller agreement with another company, in order to actively market and sell the product. The reseller will have exclusive rights in the state of Texas to market the product through its direct sales. The agreement stipulates that the reseller will purchase a minimum of 4,000 units in the next three years. Revenue from these future sales will be recorded at such time as the units are shipped to the customer.


NOTE 13. OTHER MATTERS

         MAJOR CUSTOMER

             During the year ended December 31, 1997, the Company had one customer that accounted for approximately 74% of sales.

         MAJOR SUPPLIER

             The Company outsources its entire product prototyping, production, manufacturing, assembly and packaging operations to a single independent supplier.

         OTHER

             In January 1998, Underwriter Laboratories, Inc. authorized the Company to apply the UL mark to its product. Management believes that the UL mark distinguishes the quality of the product due to the requirements necessary to bear the UL mark and that recognition of the UL mark should enhance sales.

                               -----------------

     No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

                               -----------------

     This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell or a solicitation of any offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date. Notwithstanding the foregoing, the Company has undertaken to amend this Prospectus in the event of any fundamental changes in the affairs of the Company.


                               TABLE OF CONTENTS

Prospectus Summary .............................................................   4
Risk Factors ...................................................................   5
Use of Proceeds ................................................................   7
Market for Securities...........................................................   7
Recent Financing................................................................   8
Dividend Policy.................................................................   8
Management's Discussion and
 Analysis of Results of Operation
 and Financial Condition........................................................   8
Business .......................................................................  11
Management .....................................................................  20
Indemnification ................................................................  23
Certain Relationships and Related Transactions .................................  23
Security Ownership of Certain Beneficial
 Owners and Management .........................................................  23
Description of Securities ......................................................  24
Plan of Distribution/Selling Security Holders ..................................  25
Legal Matters ..................................................................  26
Experts ........................................................................  26
Additional Information .........................................................  26
Index to Financial Statements .................................................. F-1

UNTIL SEPTEMBER 14, 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION DESCRIBED HEREIN, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THE OFFERING HEREIN.

                                AMERICAN ACCESS
                               TECHNOLOGIES, INC.




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                                   PROSPECTUS

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